August 19, 2025

Marc Fogassa
Chief Executive Officer
Atlas Critical Minerals Corporation
Rua Ant  nio de Albuquerque, 156, Suite 1720
Belo Horizonte, Minas Gerais, Brazil, 30112-010

       Re: Atlas Critical Minerals Corporation
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 11, 2025
           CIK No. 0001684688
Dear Marc Fogassa:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Prospectus Summary
Reverse Stock Split, page 5

1. We note that in response to prior comment one, you have made some but not all necessary revisions. Please revise your historical financial statements in the F- section to reflect the effects of your reverse stock split on a retroactive basis for all periods presented, to comply with ASC 260-10-55-12 and ASC 505-10-S99-4 (SAB
Topic
       4:C). Add a note to disclose the reverse stock split event and timing, the retroactive treatment and the nature of changes made. Please ensure that the number of shares and earnings per share disclosed in all other applicable notes are revised for the effects of
 August 19, 2025
Page 2

       your reverse stock split. Additional revisions are also necessary outside the financial statements, such as the first bullet point on page 36 and the last paragraph on page
       113.
Business
Atlas Lithium Option Agreement, page 40

2. We note your response to prior comment two, stating that while the Atlas Lithium
       Option Agreement was entered into on December 19, 2024, the payment consideration of common shares equivalent to $500,000 for entering into the Option
       Agreement was made and accounted for in fiscal year 2025, based on the conditions in Sections 2.6 and 2.7 of the Option Agreement filed as Exhibit 10.4.

       We note Section 2.5 of the Option Agreement stating "...within two Business Days of entering into the Agreement, Jupiter Gold shall take all the necessary steps to issue
       Atlas Lithium shares of Jupiter Gold   s Common Stock (the    Option
Consideration   )
       equal to $500,000...", and do not see a correlation between this statement and Sections
       2.6 and 2.7. Please explain the correlation or consider whether an amendment to your
       Option Agreement is necessary to clarify the share issuance obligation date and terms, if no obligation as of December 31, 2024 was intended.

       With regard to Brazil Mineral Resources Corporation (BMR), please expand your disclosure to clarify that if the purchase option is exercised, BMR will be considered and accounted for as a transaction between entities under common control.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

3. Given revisions to the audited financial statements to address the reverse stock split comment above, please have your auditor consider the need to update the audit report. We reissue prior comment 3.
Note 1 - Organization, Business and Summary of Significant Accounting Policies, page F-7
Segment Reporting, page F-8

4. Please expand your disclosure to discuss the segment profitability measure(s) used by your Chief Operating Decision Maker, consistent with the guidance in ASC 280-10-
       50-28A, 280-10-55-15E and 55-15F.
 August 19, 2025
Page 3

       Please contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   John P. Kennedy, Esq.